Mail Stop 3561

March 12, 2010

Robert J. Sharp
President
Sharp Performance, Inc.
23 Misty Brook Lane
New Fairfield, Connecticut 06812-2380

> **Re:**   **Sharp Performance, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2010**
> **File No. 333-162072**

Dear Mr. Sharp:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comment one of our letter dated October 22, 2009. In your response you state that you are not a blank check company, however on page 11 of your filing you appear to identify yourself as a blank check company by referring to "blank check companies like us." In addition, in your response you state that you have commenced operations, however on page 5 of your filing you appear to state the opposite when you say that you "have been in the developmental stage since inception and have no significant operations to date." Therefore, it continues to appear as though you are a blank check company as defined in Rule 419 of Regulation C. If you disagree, please provide us with an expanded and detailed explanation as to why Rule 419 does not apply to this offering, expand your disclosure and provide more detail regarding your specific business plan, and disclose whether you have any current plans, arrangements,

commitments or understandings to engage in a merger or acquisition with another company. To the extent that you continue to believe that you are not a blank check company, please state this in your registration statement.

2. We note that you have revised your filing to include disclosure regarding the applicability of Rule 144 to shell companies. However, you do not appear to have revised your disclosure throughout the filing to state whether you currently are or are not a shell company. Accordingly, we re-issue comment two of our letter dated October 22, 2009.

3. We note that you have revised the Summary Information section in response to comment three of our letter dated October 22, 2009. However, it appears that you have not revised the Risk Factors and Business sections in response to that comment. Accordingly, we re-issue comment three of our letter dated October 22, 2009 as it relates to the revision of the Risk Factors and Business sections.

4. We note your response to comment 29 of our letter dated October 22, 2009 and the fact that you issued shares of your securities in private placements in reliance on Regulation D. However, it appears that you have not made any filings on Form D in connection with these offerings. Please file these forms or tell us why you are not required to make any filings on form D in connection with the offerings.

Risk Factors, page 5

5. We note your revised disclosure in response to comment four of our letter dated October 22, 2009. However, it does not appear that you have deleted the second sentence of the first paragraph in this section. Accordingly, we re-issue this comment.

If a market develops for our shares…., page 11

6. We note your revised disclosure in response to comment eight of our letter dated October 22, 2009. Please revise your disclosure to clarify whether the exception to the prohibition on the use of Rule 144 by shell companies currently applies to you. If it does not, please consider removing the discussion of the exception entirely or tell us why you think it is appropriate to leave it in. This comment also applies to the discussion on page 17.

Determination of Offering Price, page 12

7. We note your revised disclosure in response to comment nine of our letter dated October 22, 2009. Please revise to clarify, as you state in your response letter, that the selling shareholders "determined that they are prepared" to sell the stock

at $0.20 per share after discussions between you and the selling shareholders. Please also clarify whether the determination of this price was based on any particular factors or was arbitrary.

Business, page 21

8. We note your revised disclosure in response to comment 11 of our letter dated October 22, 2009. Please also disclose the year in which Sharp Performance Associates, LLC was formed, as well as the date on which you acquired 100% of the ownership interest in Sharp Performance Associates, LLC.

9. Please also disclose whether Newman-Sharp Racing and Bob Sharp Motors are still in business, with a view to explaining why these businesses are relevant to yours.

10. We note your response to comment 13 of our letter dated October 22, 2009, however, it is still not clear how you intend to generate revenues, once you have resumed operations. For example, please tell us how you intend to obtain clients and retain them at a level that will cause your company to generate revenues and, eventually, be profitable.

11. We note your response and revised disclosure in response to comment 14 of our letter dated October 22, 2009. We note your indication that the GT-33 models "are used to attract attention in advertisements, in the showroom and at car shows." Please explain whether the use of the models is included in your consulting fees and if you receive any proceeds from the sale of these customized products. In this regard, we note that the dealership absorbs the costs of the customization process.

12. We note your revised disclosure in response to comment 15 of our letter dated October 22, 2009. Please describe the manner in which you have "ownership of rights to the GT-33 customization" considering that you have "no patents, registered trademarks or licenses."

Annual Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

13. We reviewed your response to comment 19 of our letter dated October 22, 2009. Please explain your consideration of Section 5290:05 of the AICPA's Technical Questions and Answers.

Unaudited Financial Statements, page F-10

Statement of Changes in Stockholders' Equity for the Period from June 5, 2008
(Inception) to December 31, 2009, page F-12

14. Please revise the line description of the 5,000,000 shares issued to the 5,000,000
shares issued line item description on page F-5.

Notes to Consolidated Financial Statements, page F-14

Note 2 – Summary of Significant Accounting Policies, page F-14
Recent Pronouncements, page F-15

15. Since the referenced guidance in FASB ASC 323-10 and ASC 730 appears to
have been effective as of July 1, 2009, please revise to disclose the impact of
adoption or remove your disclosure regarding FASB ASC 323-10 and ASC 730.

Management's Discussion and Analysis and Results of Operations, page 24

General, page 24

16. We note your revision on page 24 in response to comment 21 of our letter dated
October 22, 2009. Your disclosure is still unclear. Please clarify which, if any, of
the business planning activities listed continue despite the curtailment of services.
Please similarly revise the third paragraph under the going concern subheading on
page F-7.

Liquidity and Capital Resources, page 25

17. We note your revision on page 25 in response to comment 23 of our letter dated
October 22, 2009. Your disclosure is still unclear. Considering the curtailment of
services, please clarify the nature of the anticipated operating expenses totaling at
least $50,000 for the next twelve months.

18. We note that your cash on hand totals $2,940. Please tell us how you utilized the
proceeds of the $10,000 loan you received from Southridge LLC. Please also
disclose the terms of this loan and how you intend to repay the loan.

Directors, Executive Officers, and Control Persons, page 25

19. We note your revised disclosure in response to comment 24 of our letter dated
October 22, 2009. However, Mr. Sharp's employment activities and positions
during the past five years remain unclear. In particular, we note that there are
gaps in his employment history during this time period. Please revise your

disclosure to indicate the positions held by Mr. Sharp during the entire past five years, including the names of his employers and the dates of employment. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 26

20. It does not appear that you revised your disclosure in response to comment 25 of our letter dated October 22, 2009. Accordingly, we re-issue that comment.

21. It is not clear why your summary compensation table does not include the $2,000 per month consulting fee that was paid to Mr. Sharp, which you disclose on page 27. Please revise.

Item 15. Recent Sales of Unregistered Securities, page II-2

22. If, as you state in your response letter, you did not issue any shares to accredited investors in the course of your Regulation D offerings, please delete the phrase "of whom [____] were 'accredited investors'" or state that you did not issue shares to any accredited investors.

Signatures, page II-4

23. We note your response to comment 32 of our letter dated October 22, 2009. However, it does not appear that you have revised your signature page to identify your principal accounting officer. Please revise.

Exhibits

24. We note that you filed the revised legal opinion as correspondence on EDGAR. Please file the legal opinion as an exhibit to the registration statement.

25. We note your indication that your counsel does not "admit that [they] are in the category of persons whose consent is required." We will not object to counsel's indication that they do not admit that they are an expert under Section 7 of the Act, however, their indication that they are not "in the category of persons whose consent is required" is unclear. Please revise.

26. Please file as an exhibit each of the lease agreement and consulting agreement between you and Mr. Sharp, or tell us why you are not required to do so.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Samuel M. Krieger, Esq.
        Krieger & Prager, LLP
        Via Facsimile